                                                           OMB APPROVAL
                                                     --------------------------
                               UNITED STATES         OMB Number:  3235-0145
                          SECURITIES AND EXCHANGE    Expires:  October 31, 1997
                                 COMMISSION          Estimated average burden
                          WASHINGTON, D.C.  20549    hours per response  14.90

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _______________)*


                             Secure Computing Corporation
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      813705100
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                                    Mark A. Sides
                                 Faegre & Benson LLP
                                 2200 Norwest Center
                                 90 South 7th Street
                             Minneapolis, Minnesota 55402
                                    (612)336-3000
--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   August 29, 1996
                    ---------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 813705100          SCHEDULE 13D                 Page  2  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

    Working Ventures Canadian Fund Inc.  No I.R.S. Identification No.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                988,068 shares (including right to acquire
 by Each Reporting                6,250)
 Person With                 --------------------------------------------------
                             (8) Shared Voting Power
                                   0 shares
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   988,068 shares (including right to acquire
                                  6,250)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   0 shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         988,068 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         6.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 107 (INCLUDING EXHIBITS) OF THE SCHEDULE,AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

    The class of security to which this statement relates is the Common Stock, par value $.01 per share, of Secure Computing Corporation. The name and address of the principal executive offices of the issuer of such securities are Secure Computing Corporation, 2675 Long Lake Road, Roseville, Minnesota 55113.

ITEM 2.  IDENTITY AND BACKGROUND

    a.) and b.)    The names and business addresses of the persons filing this statement are as follows:

Working Ventures Canadian Fund Inc.    Dr. Lloyd I. Barber
250 Bloor Street East, Suite 1600      c/o President's Office
Toronto, Ontario                       University of Regina
CANADA  M4W 1E6                        Room 514, Administration Humanities
                                       Bldg.
                                       Regina, Saskatchewan
                                       CANADA  S4S 0A2

James A. McCambly                      James Biddle
Working Ventures Canadian Fund Inc.    10665-158A Street
250 Bloor Street East, Suite 1600      Surrey, B.C.
Toronto, Ontario                       CANADA  V4N 3J1
CANADA  M4W 1E6

Ronald A. Begg                         Andre Chartrand
Working Ventures Canadian Fund Inc.    International Assoc. of Heat and Frost
250 Bloor Street East, Suite 1600      Insulators and Asbestos Workers
Toronto, Ontario                       3585 rue Diane
CANADA  M4W 1E6                        Terrebonne, Quebec
                                       CANADA J6Y 1A2

Ronald J. Cannata                      John E. Cole
Working Ventures Canadian Fund Inc.    International Brotherhood of Electrical
250 Bloor Street East, Suite 1600      Workers
Toronto, Ontario                       138 Neill Street
CANADA  M4W 1E6                        Fredericton, New Brunswick
                                       E3A 2Z6

James W. Hall                          Dr. Wendy K. Dobson
Working Ventures Canadian Fund         Centre for International Business
250 Bloor Street East, Suite 1600      Faculty of Management, University of
Toronto, Ontario                       Toronto
CANADA  M4W 1E6                        Joseph L. Rotman Centre for Management
                                       105 St. George Street
                                       Toronto, Ontario
                                       CANADA  M5S 3E6

Julia E. Makepeace                     A. George Fells
Working Ventures Canadian Fund Inc.    35 Nanton Avenue
250 Bloor Street East, Suite 1600      Toronto, Ontario
Toronto, Ontario                       CANADA M4W 2Y8
CANADA  M4W 1E6

                                       Michel A. Grenier
                                       United Association of Journeymen and
                                       Apprentices of the Plumbing and Pipe
                                       Fitting Industry
                                       P.O. Box 220
                                       Aylmer, Quebec
                                       CANADA  J9H 5E5

                                                                          3 of 7

Richard C. Albright                    R. Geoffrey P. Styles
International Brotherhood of           Royal Bank Plaza
Boilermakers, Iron Shipbuilders,       South Tower, Suite 3115
Blacksmiths, Forgers and Helpers       Toronto, Ontario
17205 - 106A Avenue, Suite 206         CANADA  M5J 2J5
Edmonton, Alberta
CANADA  T5S 1M7

Robert W. Luba                         Peter E. Verrege
Luba Financial Inc.                    International Union of Elevator
121 King Street West, Suite 2525       Constructors
Toronto, Ontario                       108 Teal Avenue
CANADA  M5H 3T9                        Stoney Creek, Ontario
                                       CANADA  L8E 3B4

    c.) Working Ventures Canadian Fund Inc. ("Working Ventures"), is a publicly offered venture capital corporation incorporated under the laws of Canada, which is sponsored by the Canadian Federation of Labour, a federation of Canadian labor unions. James A. McCambly, whose address is listed in b. above, is the Chairman and a Director of Working Ventures and is the President of the Canadian Federation of Labour, a federation of Canadian labor unions, whose address is 107 Sparks Street, Suite 300, Ottawa, Ontario, Canada K1P 5B5.
Ronald A. Begg is the President and a Director of Working Ventures. Ronald J. Cannata is the Senior Vice-President, Administration and Treasurer of Working Ventures. James W. Hall is the Senior Vice-President, Investments of Working Ventures. Julie E. Makepeace is the Senior-Vice-President, Marketing of Working Ventures. Richard C. Albright, a Director of Working Ventures, is the International Vice-President of the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers, a labor union, whose address is listed under Mr. Albright's name in b. above. Dr. Lloyd I. Barber, a Director of Working Ventures, is the President Emeritus of the University of Regina, Saskatchewan, Canada, a university, whose address is listed under Mr. Barber's name in b. above. James Biddle, a Director of Working Ventures, is retired. Andre Chartrand, a Director of Working Ventures, is the International Vice-President for Eastern Canada of the Heat & Frost Insulators and Asbestos Workers, a labor union whose address is listed under Mr. Chartrand's name in b. above. John E. Cole, a Director of Working Ventures, is the Business Manager of the International Brotherhood of the Electrical Workers, Local Union 2309, a labor union whose address is listed under Mr. Cole's name in b. above. Dr. Wendy K. Dobson, a Director of Working Ventures, is a Professor and the Director of the Centre for International Business at the University of Toronto, Toronto, Canada, a university whose address is listed under Ms. Dobson's name in b. above. A. George Fells, a Director of Working Ventures, is the President of A. George Fells Consulting Inc., a venture capital and business development consulting firm whose address is listed under Mr. Fells' name in b. above. Michel A. Grenier, a Director of Working Ventures, is the International Representative of the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, a labor union whose address is listed under Mr. Grenier's name in b. above. Robert W. Luba, a Director of Working Ventures, is the President of Luba Financial Inc., a merchant bank whose address is listed under Mr. Luba's name in b. above. Geoffrey P. Styles, a Director of Working Ventures, is a corporate director. Peter E. Verrege is the Canadian Representative of the International Union of Elevator Constructors, a labor union whose address is listed under Mr. Verrege's name in b. above.
    d.)  The response to this item is negative for all persons listed above.
    e.)  The response to this item is negative for all persons listed above.
    f.) Working Ventures is a Canadian corporation. All of the individual persons listed above are citizens of Canada.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The subject shares were acquired by Working Ventures pursuant to an Amalgamation Agreement dated as of August 29, 1996 ("Amalgamation Agreement") by and among Secure Computing Corporation ("Secure"), Edge Acquisition Inc., a wholly owned subsidiary of Secure ("Edge") and Border Network Technologies Inc. ("Border"), and, as contemplated thereby, the merger of Edge with and into Border (the "Merger"). In connection with the Merger, each outstanding share of Border's capital stock was converted into the right to receive 0.50 shares of Secure's Common Stock, par value $0.01 per share. Working Ventures owned shares of Border capital stock prior to the Merger. In addition, Adam Adamou, an employee of Working


                                                                          4 of 7

Ventures, is a former director of Secure and owns vested options to purchase 6,250 shares of Secure Common Stock, which options are held by Working Ventures and, when exercised, Working Ventures will be the beneficial owner of the shares of Common Stock issued upon such exercise.


ITEM 4.  PURPOSE OF TRANSACTION

         Please see explanation set forth above with respect to Item 3 for the purposes of the acquisition of securities of the issuer. The reporting person has no plans or proposals which may relate to or would result in any of the matters described pursuant to the lettered subparagraphs of this item. Accordingly, the answers to Item 4 are as follows:

(a) Inapplicable

(b) Inapplicable, except for the transaction described in Item 3 above, which was completed on August 29 1996.

(c) Inapplicable

(d) Inapplicable

(e) Inapplicable

(f) Inapplicable

(g) Inapplicable

(h) Inapplicable

(i) Inapplicable

(j) Inapplicable

(k) Inapplicable


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Working Ventures beneficially owns 988,068 shares (including right to acquire 6,250) shares of the Common Stock of Secure, or 6.7% of the outstanding Common Stock of Secure. Adam Adamou, an employee of Working Ventures, is a director of Secure and owns vested options to purchase 6,250 shares of Secure Common Stock, which options are held by Working Ventures and, when exercised, Working Ventures will be the beneficial owner of the shares of Common Stock issued upon such exercise.

         (b) Working Ventures has the sole power to vote and the sole dispositive power over 988,068 shares of Common Stock of Secure.

         (c) The only transaction in the Common Stock of Secure that was effected by all reporting persons during the past sixty days is the transaction described in Item 3 above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Not applicable.


                                                                          5 of 7

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Not applicable.


                                                                          6 of 7

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 2, 1996.                         Signature

                                       WORKING VENTURES CANADIAN FUND INC.

                                       By   /s/ Susan M. Silma
                                         -------------------------------------
                                            Its  General Counsel and Secretary
                                               -------------------------------


                                                                          7 of 7